September 21, 2007

Cell Kinetics Ltd.
c/o United Corporate Services, Inc.
10 Bank Street
White Plains, New York 10606

     Re: Cell Kinetics Ltd.
              Amendment No. 1 to Registration Statement on Form F-1
              Filed September 11, 2007
              File No. 333-144993

To Cell Kinetics Ltd.:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Rights Offering, page 5

1.   Please refer to our prior comment 8. We note from your response that you believe the criteria for equity classification of the warrants set forth in EITF 00-19 have been met and accordingly you intend to present the warrants in equity. Please provide us with the details of your analysis of the required accounting and presentation for the warrants in accordance with EITF 00-19, including paragraphs 17 and 18. Please tell us if the warrants are registered at inception of the transaction and if there is a requirement to deliver registered shares upon exercise of the warrants. Please also tell us if there are any registration right requirements and the accounting implications thereof.

We may not be able to adequately protect against piracy of intellectual property. . ., page 13

2.   Clarify whether China is one of the countries that poses a serious risk of piracy of your intellectual property and trade secrets.

We presently have members of management. . .located in various countries, which adds complexities to the operation of our business, page 19

3.   Describe in greater detail the material risk or risks posed by the operation of your business in different time zones. For example, does such operation impede your ability to develop your products in a timely fashion?

U.S. Federal Income Tax Considerations, page 30

4.   Although we note the revisions you have made in response to prior comment 20, your disclosure in this section continues to contain equivocal statements regarding material U.S. federal income tax consequences. For example, we note your disclosure in the first paragraph under "Federal Income Tax Consequences to Us and Medis" that "[t]he direct issuance by [you] of the Subscription Rights to each holder of Medis common stock should be treated…," and in the second paragraph under "Issuance of the Subscription Rights" that "[i]f a U.S. Holder has held its Medis common stock for more than one year, such gain should be treated as a long-term capital gain (emphasis added)." If counsel is unable to opine with certainty regarding a material federal tax consequence, revise your disclosure to explain why counsel cannot opine, describe the degree of uncertainty and disclose possible outcomes and risks to investors of that tax consequence. Also provide appropriate risk factor disclosure.

Use of Proceeds, page 37

5.   As requested by our prior comment 24, please indicate that the investment in Scorpion Surgical Technologies, Ltd. is an investment in your chief executive officer's business.

Dilution, page 39

6.   Please disclose the exercise price for the outstanding stock options described in the first bullet point after your tables. Please also include disclosure that explains how the numbers and percentages in the "Ordinary Shares Purchased," "Total Consideration" and "Average Price Per Share" columns in the second table would change due to the exercise of the outstanding options.

Intellectual Property, page 58

7.   Please briefly describe the technological claims protected by your patent.

Financial Statements, page F-1

Note A – General Matters, page F-8

Note 1. Nature of Business, page F-8

8.   Please refer to our prior comment 39. We note from your response that you do not believe that Cell Kinetics' expenses would have been materially different if it had operated as a privately held company on a stand-alone basis as an unaffiliated entity. However, we also note your disclosure on page F-8 which states, "…, these carve-out financial statements, as presented, may not reflect the results of operations, financial position and cash flows of CKL had it been a stand alone entity during the periods presented, and may not be indicative of future performance." Please revise your disclosure to include management's estimate of what your expenses would have been on a stand-alone basis if the subsidiary had operated as an unaffiliated entity or state that you do not believe that your expenses would have been materially different.

Note E – Stockholders' Equity, page F-13

9.   Please refer to our prior comment 41. We note from your response that you are accounting for the shares as a stock split-up effected in the form of a dividend. Please respond to the following:

• Please tell us if this issuance of shares was prompted mainly by a desire to increase the number of outstanding shares for the purpose of effecting a reduction in the unit market price and, thereby, of obtaining wider distribution and improved marketability of the shares as defined in ARB 43, Chapter 7, Section B, paragraph 2.
• Please revise your disclosure to clearly explain to investors why you have retroactively adjusted all per share data to reflect the issuance of these shares.

Exhibits

10.   Please ensure that each document you have filed as an exhibit to your registration statement includes all schedules and exhibits that are a part of such document. For example, the agreement filed as Exhibit 10.5 does not contain any of the schedules to that agreement.

Exhibit 5.1

11.   Given the language in the third paragraph, that in connection with the opinion counsel examined the form of Registration Statement on Form F-1, as amended through the date of the opinion, please have counsel file an opinion dated as of the date of the last amendment to your filing.

12.   We note the qualification in the second full paragraph on page 2 that the opinion is "subject to the Company receiving consideration per share for the Shares in such amount and in such form as may be determined by the Board of Directors or by the duly authorized officers of the Company." Please file an opinion which either does not contain this qualification or which clearly indicates that the qualification will be satisfied when the consideration received by the Company for the Shares when issued is as described in the registration statement.

Exhibit 8.1

13.   Given the date restrictions in the first and second paragraphs on page 2 of the opinion, please file an opinion of counsel dated as of the date you intend your registration statement to go effective.

14.   We note the statement in the third paragraph on page 2 that the opinion "may not be relied upon … by any other person without [counsel's] prior written consent." Please file an opinion which does not contain the implication that investors may not rely upon the opinion.

Exhibit 10.4

15.   Section 5 of the 2007 Equity Incentive Plan indicates that the "Board may, subject to any other approvals required under any Applicable Law, increase or decrease the number of Shares to be reserved under the Plan." Given this provision, and with a view toward revised disclosure, please tell us whether it will be necessary to seek shareholder approval before any increase in the number of shares that are reserved for issuance under the Plan.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Julie Sherman at (202) 551-3640 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Ira A. Roxland, Esq.